Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF APRIL 25, 2013

DATE, TIME AND PLACE: On April 25, 2013 at 11:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The full complement of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following discussion on the following themes with respect to the composition of the Company’s management, the Directors decided:

BOARD OF DIRECTORS

1) To appoint: Chairman - PEDRO MOREIRA SALLES and Vice Chairmen - ALFREDO EGYDIO ARRUDA VILLELA FILHO and ROBERTO EGYDIO SETUBAL;

EXECUTIVE BOARD
2) To establish the number of seats on the Board to be set at 14 (fourteen), being the Chief Executive Officer, 2 (two) Executive Vice Presidents, 4 (four) Executive Officers and 7 (seven) Officers;

3) To reelect the current members of the Executive Board, all of them qualified as follows, for the annual term of office which shall extend until the investiture of those elected at the meeting of the Board of Directors that shall succeed the Annual General Meeting of 2014, thus comprising  the

EXECUTIVE BOARD

Chief Executive Officer: ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal – Piso Itaú Unibanco, CEP 04344-902;

Executive Vice Presidents: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 6.045.777-6, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902 and CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 10.266.958-2, enrolled in the Brazilian tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.400 – 4th floor, CEP 04538-132;

REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO DO ITAÚ UNIBANCO HOLDING S.A. DE 25.4.13	Fls. 2

Executive Officers: CAIO IBRAHIM DAVID, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 12.470.390-2, enrolled in the Brazilian tax register (CPF) under number 101.398.578-85, domiciled in the city and state of São Paulo  at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero CEP 04344-902; CLAUDIA POLITANSKI, Brazilian, married, lawyer, bearer of Brazilian ID (RG-SSP/SP) number 16.633.770-5, enrolled in the Brazilian tax register (CPF) under number 132.874.158-32, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco,  CEP 04344-902; EDUARDO MAZZILLI DE VASSIMON, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 9.539.448-5, enrolled in the Brazilian tax register (CPF) under number 033.540.748-09, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902; and RICARDO BALDIN, Brazilian, married, accountant, bearer of Brazilian ID (RG-SSP/RS) number 1005553266, enrolled in the Brazilian tax register (CPF) under number 163.678.040-72, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7th floor, CEP 04344-902;

Officers: ALEXSANDRO BROEDEL LOPES, Brazilian, married, accountant, bearer of Brazilian ID (RG-SSP/ES) number 1.215.567, enrolled in the Brazilian tax register (CPF) under number 031.212.717-09, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, CEP 04344-902; ANA TEREZA DE LIMA E SILVA PRANDINI, Brazilian, single, engineer, bearer of Brazilian ID (RG-SSP/SP) number 25.339.280-9, enrolled in the Brazilian tax register (CPF) under number 156.664.658-80, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, CEP 04344-902;  EDUARDO HIROYUKI MIYAKI, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 50.018.159-7, enrolled in the Brazilian tax register (CPF) under number 159.822.728-92, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7th floor, CEP 04344-902; EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of Brazilian ID (RG-SSP/SP) number 22.587.899-9, enrolled in the Brazilian tax register (CPF) under number 186.130.758-60, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7th floor, CEP 04344-902; ROBERT GEORGE STRIBLING, Australian, married, business administrator, bearer of passport number E4044975, enrolled in the Brazilian tax register (CPF) under number 235.675.228-50, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, CEP 04344-902; RODRIGO LUÍS ROSA COUTO, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/RS) number 5060112165, enrolled in the Brazilian tax register (CPF) under number 882.947.650-15, domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, CEP 04344-902; and ROGÉRIO PAULO CALDERÓN PERES, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 05.212.295, enrolled in the Brazilian tax register (CPF) under number 035.248.608-26, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, CEP 04344-902;

REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO DO ITAÚ UNIBANCO HOLDING S.A. DE 25.4.13	Fls. 3

4) To register (i) the submission of documents substantiating the meeting of conditions preliminary to eligibility  pursuant to articles 146 and 147 of Law 6.404/76 and current regulations, particularly Resolution 4.122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), and (ii) that the investiture of the members elected to their positions shall be formalized as soon as the election is ratified by the BACEN;

5) Pursuant to CMN and BACEN norms, to ascribe responsibilities to the officers of the Company as shown below:

ALFREDO EGYDIO SETUBAL
Investor Relations Officer – ICVM 480/09
Operations conducted with Securities in Regulated Markets – ICVM 505/11

CANDIDO BOTELHO BRACHER
Commercial Portfolio – CMN Resolution 2.212/95
Leasing Portfolio – CMN Resolution 2.212/95
Credit, Financing and Investment Portfolio – Res. CMN 2.212/95
Real Estate Portfolio – CMN Resolution 2.212/95
Investment Portfolio – CMN Resolution 2.212/95
Deposit Accounts – CMN Resolution 2.078/94
Repurchase Operations – CMN Resolution 3.339/06
Foreign Exchange Market-related Operations – CMN Resolution 3.568/08
Swap Operations – CMN Resolution 3.505/07
Securities Lending and Exchange Operations – CMN Resolution 3.197/04
National Finance System (SFN) Customer Registration – BACEN Circular 3.347/07
Matters related to the Brazilian Payments System (SPB) – BACEN Circular 3.281/05
Rural Credit Area – CMN Resolution 3.556/08
Registration of guarantees on vehicles and real estate – CMN Resolution 4.088/12
Registration of Credit Assignment Operations – CMN Resolution 3.998/11

ALEXSANDRO BROEDEL LOPES
Credit Information System (SCR) – BACEN Circular 3.567/11
Updating of Unicad – BACEN Circular 3.165/02
Accounting Area – CMN Resolution 3.198/04

CLAUDIA POLITANSKI
RDR System – BACEN Circular 3.289/05

EDUARDO MAZZILLI DE VASSIMON
Operational Risk Control – CMN Resolution 3.380/06
Prevention and Combat of Money Laundering (Law 9.613/98), BACEN Circular 3.461/09 and ICVM 301/99, being further responsible for evaluating, approving and monitoring the policies, procedures and respective sectoral compliance programs of the various business units, including those located overseas, with respect to programs for the prevention of money laundering, combat of financing of terrorism and information privacy and security, being able to designate specific areas which are under his responsibility to act with respect to these competencies.
Supply of  Information Pursuant to Legal and Regulatory Norms – BACEN Circular 3.504/10
Internal Procedures and Controls with respect to the negotiation  of  Securities in Regulated Markets – ICVM 505/11
Credit Risk Management – CMN Resolution 3.721/09
Market Risk Management – CMN Resolution 3.464/07

REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO DO ITAÚ UNIBANCO HOLDING S.A. DE 25.4.13	Fls. 4

ROBERT GEORGE STRIBLING
Liquidity Risk Management – CMN Resolution 4.090/12

RODRIGO LUÍS ROSA COUTO
Risk Management – CMN Resolution 3.490/07 and subsequent amendments
Management of Capital – CMN Resolution 3.988/11
Verification of Minimum Limits and Standards – BACEN Circular 3.398/08

6) Approved to make up the following Committees reporting to the Board of Directors, for the annual term of office which shall extend until the investiture of those elected at the meeting of the Board of Directors subsequent to the Annual General Meeting of 2014:

A – AUDIT COMMITTEE:

Chairman: GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of Brazilian ID (RG-SSP/DF) number 408.776, enrolled in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, CEP 01427-000.

Members: ALKIMAR RIBEIRO MOURA, Brazilian, divorced, economist, bearer of Brazilian ID (RG-SSP/SP) 5.342.714, enrolled in the Brazilian taxpayers’ register (CPF) under number 031.077.288-53, domiciled in the city and state of São Paulo at Rua Itapeva, 1.474, 11th  floor, CEP 01332-000; EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES, Brazilian, married, economist, bearer of Brazilian ID (RG-IPF/RJ) number 643.582, enrolled in the Brazilian tax register (CPF) under number 091.663.357-87, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, CEP 04344-902; GERALDO TRAVAGLIA FILHO, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 3.166.619, enrolled in the Brazilian tax register (CPF) under number 573.620.338-34, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Térreo, CEP 04344-902; and GUY ALMEIDA ANDRADE, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 6.167.379, enrolled in the Brazilian tax register (CPF) under number 771.729.228-91, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima 1.893, 6th floor, CEP 01451-000; and LUIZ ALBERTO FIORE, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 4.650.125-3, enrolled in the Brazilian tax register (CPF) under number 521.132.568-00, domiciled in Santana de Parnaíba in the state of São Paulo at Av. Yojiro Takaoka, 4.384, 5th  floor, room 518, CEP 06541-038.

(i) To maintain the appointment of the councilor GUY ALMEIDA ANDRADE, as qualified above, in the function of financial specialist on the Audit Committee of the Itaú Unibanco Conglomerate with responsibilities pursuant to CMN Resolution 3.198 and the Sarbanes-Oxley Act enacted in the United States Congress, in the light of his proven knowledge in the areas of accounting and auditing;

REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO DO ITAÚ UNIBANCO HOLDING S.A. DE 25.4.13	Fls. 5

(ii) to place on record that (a) the term of office of Eduardo Augusto de Almeida Guimarães shall be extinguished on December 31, 2013 in the light of the commitment agreed with the BACEN; (b) the elected members of the Audit Committee submitted documents substantiating the meeting of conditions preliminary to eligibility  pursuant to articles 146 and 147 of Law 6.404/76 and current regulations, particularly Resolutions 3.198/04 and 4.122/12 of the CMN (c) that the investiture of the members elected to their positions shall be formalized as soon as the election is ratified by the BACEN.

B – COMPENSATION COMMITTEE

Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Brazilian ID (RG-SSP/SP) number 19.979.952-0, enrolled in the Brazilian tax register (CPF) under number 551.222.567-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902.

Members: ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 11.759.083-6, enrolled in the Brazilian tax register  (CPF) under number 066.530.838-88, domiciled in the city and state of São Paulo at Rua Sansão Alves dos Santos, 102, 2nd floor, CEP 04571-090; HENRI PENCHAS, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12th floor, CEP 04344-902; ISRAEL VAINBOIM, Brazilian, divorced, engineer, bearer of Brazilian ID (RG-SSP/SP) number 14.189.351, enrolled in the Brazilian tax register (CPF) under number 090.997.197-87, domiciled in the city and state of São Paulo at Rua Diogo Moreira, 132, suite 1.601, CEP 05423-010; JOSÉ CASTRO ARAÚJO RUDGE, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 14.209.727, enrolled in the Brazilian tax register (CPF) under number  033.846.588-09, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902 (not a member of management of Itaú Unibanco Holding); and PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of Brazilian ID (RG-IFP/RJ) number 03733122-0), enrolled in the Brazilian tax register (CPF) under number 548.346.867-87, domiciled in the United Kingdom at Evelyn Gardens, 32, Flat 5, London,  SW73BJ.

C – PEOPLE COMMITTEE

Chairman: PEDRO MOREIRA SALLES, personal details already given.

Members: CANDIDO BOTELHO BRACHER, personal details already given; NILDEMAR SECCHES, Brazilian, widower, engineer, bearer of Brazilian ID (RG-SSP/SP) number 3.997.339-6, enrolled in the Brazilian tax register (CPF) under number 589.461.528-34, domiciled in the city and state of São Paulo at Rua Viradouro, 63, suite 132, CEP 04538-110; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 15.111.115-7, enrolled in the Brazilian tax register  (CPF) under number 252.398.288-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902; and ROBERTO EGYDIO SETUBAL, personal details already given.

REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO DO ITAÚ UNIBANCO HOLDING S.A. DE 25.4.13	Fls. 6

D – RISK MANAGEMENT AND CAPITAL COMMITTEE

Chairman: PEDRO LUIZ BODIN MORAES, personal details already given.

Members: CANDIDO BOTELHO BRACHER, personal details already given; DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian, married, economist, bearer of Brazilian ID (RG-IFP/RJ) number 04389036-7, enrolled in the Brazilian tax register (CPF) under number 847.078.877-91, domiciled in the city and state of São Paulo at Av. das Nações Unidas, 12.901, Torre Oeste, 24th floor, CEP 04578-910; GUSTAVO JORGE LABOISSIÈRE LOYOLA and ROBERTO EGYDIO SETUBAL, both with personal details already given.

E – APPPOINTMENT AND GOVERNANCE COMMITTEE

Chairman: PEDRO MOREIRA SALLES

Members: ALFREDO EGYDIO ARRUDA VILLELA FILHO, ALFREDO EGYDIO SETUBAL, DEMOSTHENES MADUREIRA DE PINHO NETO, HENRI PENCHAS and ISRAEL VAINBOIM, all with personal details already given.

F – STRATEGY COMMITTEE

Chairman: PEDRO MOREIRA SALLES

Members: HENRI PENCHAS, ISRAEL VAINBOIM, NILDEMAR SECCHES RICARDO VILLELA MARINO and ROBERTO EGYDIO SETUBAL, all with personal details already given.

G – RELATED PARTIES COMMITTEE

Chairman: NILDEMAR SECCHES

Members: PEDRO LUIZ BODIN DE MORAES and GUSTAVO JORGE LABOISSIÈRE LOYOLA, all with personal details already given.

CONCLUSION: The work of the meeting having been concluded, these minutes were read, approved and signed by all. São Paulo (SP), April 25, 2013. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer